Exhibit 99.6

FOR IMMEDIATE RELEASE

Iran: Additional Production from Dorood Field Comes on Stream

Paris – May 13, 2002 — TotalFinaElf announces production from the additional oil development of the Dorood field offshore Iran’s Kharg Island, in the northern Persian Gulf. The Group is the operator of this project holding a 55% interest, in partnership with Eni. Under a “buy-back” contract signed with NIOC of Iran in March 1999, production of the field, which has been producing for around 30 years, will be increased by about 85,000 barrels per day in 2004.

Today, two offshore wells are on stream and are connected to processing facilities operated by NIOC on Kharg Island. The entire project is scheduled to be completed in early 2004 and includes the drilling of 29 wells, of which five are located offshore, as well as the construction of onshore facilities.

With the launch of the Dorood project, TotalFinaElf strengthens its position in the Middle East and more specifically in Iran. Present in all the countries in this region, TotalFinaElf is the second largest foreign oil and gas producer.